UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

AMENDMENT NO. 1

Under the Securities Exchange Act of 1934

Blubuzzard, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)
095228102

(CUSIP Number)
Lykato Group, LLC 1830 Oak Creek Drive Dunedin, Florida 34698 (727) 424-3277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095228102	SCHEDULE 13D

1	NAME OF REPORTING PERSON Lykato Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 72,948,316
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 72,948,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,948,316 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.00%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

Consisting of 72,948,316 shares of the Company’s common stock indirectly held of record by James Xilas through his interest in the common stock beneficially owned by Lykato Group, LLC. Lykato Group, LLC is owned and controlled, exclusively by its sole member, James Xilas.

2.	Based on 729,483,160 shares of common stock, par value $0.001 per share, outstanding as of June 5, 2024, as reported on the Issuer’s 10-Q, filed with the Securities and Exchange Commission on July 13, 2023.

CUSIP No. 095228102	SCHEDULE 13D

1	NAME OF REPORTING PERSON James Xilas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 72,948,316
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 72,948,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,948,316 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.00% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Consisting of 72,948,316 shares of the Company’s common stock indirectly held of record by James Xilas through his interest in the common stock beneficially owned by Lykato Group, LLC. Lykato Group, LLC is owned and controlled, exclusively by its sole member, James Xilas.

2.	Based on 729,483,160 shares of common stock, par value $0.001 per share, outstanding as of June 5, 2024, as reported on the Issuer’s 10-Q, filed with the Securities and Exchange Commission on July 13, 2023.

CUSIP No. 095228102

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D/A (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is included at the end of this document.

Additional information regarding the June 5, 2024 transaction, resulting in the need to file this Schedule 13D on behalf of the reporting person(s), can be viewed in the Form 8-K, filed with the Securities and Exchange Commission by Blubuzzard, Inc. on June 7, 2024.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Blubuzzard, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 1800D Mineral Spring Ave #164 North Providence. Rhode Island, 02904.

Item 2.  Identity and Background.

(a)

This Schedule 13D/A is being filed by (i) Lykato Group, LLC, a Florida Limited Liability Company (“Lykato”), (ii) and James Xilas, former officer and director of Blubuzzard, Inc. James Xilas is the sole member of Lykato Group, LLC.

Lykato, and James Xilas are deemed to be the “Reporting Persons” and, may be referred to herein as each a “Reporting Person”).

(b)	The address of the business office for each of the Reporting Persons is 1830 Oak Creek Drive Dunedin, Florida 34698.
(c)	The principal business of Lykato Group, LLC is to act as a holding company for various assets that may be acquired by James Xilas. Ms. James Xilas is a private entrepreneur.
(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Lykato Group, LLC is a Florida Limited Liability Company.

Item 3.  Source or Amount of Funds or Other Consideration.

On June 5, 2024, Blubuzzard, Inc., a Delaware Corporation (the “Company”), entered into a Control Change Agreement (the “Agreement”) by and among Lykato Group, LLC, a Florida Limited Liability Company (“LGL”), Blubuzzard, Inc. (“BZRD”) and CRS Consulting LLC, a Wyoming Limited Liability Company (“CRS”), pursuant to which, on June 5, 2024, (“Closing Date”), LGL transferred 527,051,684 shares of its BZRD common stock to CRS and 2,550 shares of its BZRD Convertible Series A Preferred Stock, collectively (the “Shares”). The consummation of the transactions resulted in a change in control of the Company, with CRS becoming the Company’s largest controlling stockholder, holding 72.25% voting control. Additionally, LGL retains 72,948,316 common shares of BZRD, representing 10% voting control.

There was no monetary consideration paid pursuant to the above transaction. CRS Consulting, LLC is owned and controlled, equitably, by its three members, Jeffrey DeNunizio, Thomas DeNunzio, and Paul Moody.

Lykato Group, LLC is owned and controlled by its sole member, James Xilas.

Item 4.  Purpose of Transaction.

On June 5, 2024, Blubuzzard, Inc., a Delaware Corporation (the “Company”), entered into a Control Change Agreement (the “Agreement”) by and among Lykato Group, LLC, a Florida Limited Liability Company (“LGL”), Blubuzzard, Inc. (“BZRD”) and CRS Consulting LLC, a Wyoming Limited Liability Company (“CRS”), pursuant to which, on June 5, 2024, (“Closing Date”), LGL transferred 527,051,684 shares of its BZRD common stock to CRS and 2,550 shares of its BZRD Convertible Series A Preferred Stock, collectively (the “Shares”). The consummation of the transactions resulted in a change in control of the Company, with CRS becoming the Company’s largest controlling stockholder, holding 72.25% voting control. Additionally, LGL retains 72,948,316 common shares of BZRD, representing 10% voting control.

There was no monetary consideration paid pursuant to the above transaction. CRS Consulting, LLC is owned and controlled, equitably, by its three members, Jeffrey DeNunizio, Thomas DeNunzio, and Paul Moody.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D/A. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of common stock owned by the Reporting Person is based on 729,483,160 shares of common stock, par value $0.001 per share.

(A)	Lykato Group, LLC
a.	Aggregate number of shares beneficially owned: 72,948,316

Percentage: 10.00%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 72,948,316

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 72,948,316

c.	Lykato Group, LLC has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

(B)	James Xilas
a.	Aggregate number of shares beneficially owned: 72,948,316

Percentage: 10.00%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 72,948,316

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 72,948,316

c.	James Xilas has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Joint Filing Agreement is filed herewith.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: June 26, 2024	Lykato Group, LLC By: /s/ James Xilas Name: James Xilas Title: Managing Member

James Xilas, Individually By: /s/ James Xilas Name: James Xilas

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and or parties named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Blubuzzard, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: June 26, 2024	Lykato Group, LLC By: /s/ James Xilas Name: James Xilas Title: Managing Member

James Xilas, Individually By: /s/ James Xilas Name: James Xilas